SUBORDINATION AGREEMENT

AGREEMENT dated as of March 28, 2002, between EVANGELICAL CHRISTIAN CREDIT UNION (the "Lender") and MINISTRY PARTNERS INVESTMENT CORPORATION (the "Company").

The Lender has agreed to loan up to $3,000,000 to the Company pursuant to that certain loan agreement dated March 28, 2002, as it may be from time to time amended (the "Credit Line"), which is referred to hereby and incorporated herein. Pursuant to the Credit Line, the subject to the terms and conditions set forth therein, the Company promises to repay to the Lender amounts loaned under the Credit Line, including interest and such other charges provided for therein (the "Advances") on such dates as therein set forth or on such other times as the Company may choose and the Lender may accept (any of which dates will be referred to as a "Payment Date"). The Lender and the Company hereby irrevocably agree that any Advance by the Lender to the Company under the Credit Line shall be subject to this Agreement.

Any Advance by the Lender to the Company under the Credit Line shall be used and dealt with by the Company as part of its capital and shall be subject to the risks of its business. The Company shall have the right to deposit any cash proceeds from any Advance in an account or accounts in its own name in any financial institution, including the Lender.

The obligations of the Company under the Credit Line with respect to the repayment to the Lender of, or with respect to, any Advance (a "Payment") shall be and is subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future holders of the Company's Series A Notes, Series B Notes, and Series C Notes arising out of any occurrence prior to the date on which a Payment is, or is to be, made. For the purposes of the foregoing, the Company's Series A Notes, Series B Notes, and Series C Notes means those certain unsecured notes sold by the Company to investors pursuant to that certain prospectus dated December 1, 1999 approved by the Securities Exchange Commission, as it may hereafter be amended. For the purposes of this Agreement, however, Series A Notes, Series B Notes, and Series C Notes shall not include such notes then held by the Lender, or the officers or directors of the Lender or of the Company.

Section I. PERMISSIVE PREPAYMENTS

The Company may make a Payment of its obligation under the Credit Line only after the first (1st) day and before the sixteenth (16th) day of a calendar month and only if after giving effect thereto (and to all payments under any other subordination agreements then outstanding, the maturity or accelerated maturity of which are scheduled to fall due within 30 days after the day such Payment is to occur), without reference to any projected profit or loss of the Company, the aggregate indebtedness of the Company would not exceed 460 percentum of the Company's net capital as shown on the balance sheet of the Company prepared by the Company in its customary manner on a consistent basis according to the generally accepted accounting principles applied by the Company's independent auditors in connection with the preparation of the Company's year-end audited financial statements, dated as of the last day of the month immediately preceding the month in which the Payment is sought to be made. For the purposes of this Agreement, "aggregate indebtedness" shall not include the balance owed on the Credit Line or the balance owed on any other obligation to the extent payment thereof is subordinated to the rights to payment of the Series A Notes, Series B Notes, and Series C Notes to the same extent and in the same manner and form as is the Credit Line under this Agreement and "net capital" shall include the balance owed by the Company with respect to any such subordinated obligation.

Section II. SUSPENDED PAYMENTS

In the event the foregoing conditions in Section I cannot be satisfied, the Payment shall be suspended. The Company agrees that if its obligation to make a Payment is Suspended in whole or in part for a period of two years, the Company will, unless otherwise directed in writing by the Lender, thereupon commence a rapid and orderly complete liquidation of its business. The date on which the liquidation commences shall be the maturity date for the balance owed on the Credit Line.

Section III. LENDER'S RIGHT TO ACCELERATE THE MATURITY OF THE PAYMENT OBLIGATION (OPTIONAL)

By written notice to the Company at its principal office, the Lender may accelerate maturity of the balance owed under the Credit Line in accordance with the terms thereof. However, the right of the Lender to receive payment together with accrued interest or compensation shall remain subordinate as required by the provisions hereof.

In the event of the appointment of a receiver or trustee of the Company or in the event of its insolvency, liquidation pursuant to bankruptcy, assignment for the benefit of creditors, reorganization whether or not pursuant to bankruptcy laws, or any other marshalling of the assets and liabilities of the company, all amounts owed under the Credit Line shall mature, and the holder thereof shall not be entitled to participate or share, ratably or otherwise, in the distribution of the assets of the Company until all claims of the holders of the Series A Notes, Series B Notes, and Series C Notes, whose claims are senior hereto, have been fully satisfied.

Section IV. ACCELERATED MATURITY UPON THE OCCURRENCE OF AN EVENT OF DEFAULT.

If the liquidation of the business of the Company has not already commenced, the amounts owed under the Credit Line shall mature, together with accrued interest or compensation upon the occurrence of an Event of Default, as hereinafter defined. Further, if liquidation of the business of the Company has not already commenced, the rapid and orderly liquidation of the business of the Company shall then commence upon the happening of an Event of Default, and the date of said Event of Default shall be the date on which such obligations of the Company with respect to all other subordination agreements then outstanding shall mature. Events of Default which may be included shall be limited to:

  Default on more than 35% of the outstanding principal balance of the Series A Notes, Series B Notes, and Series C Notes for a continuous period of fifteen (15) days or more; or

  Receivership, insolvency, liquidation pursuant to bankruptcy, assignment for the benefit of creditors reorganization whether or not pursuant to bankruptcy laws, or any other marshalling of the assets and liabilities of the Company.

SECTION V. GENERAL

This Agreement shall not be subject to cancellation by either the Lender or the Company, and no payments shall be made, nor may this Agreement be terminated, rescinded or modified by mutual consent or otherwise if the effect thereof would be materially adverse to the rights of the holders of the Series A Notes, Series B Notes, and Series C Notes.

The provisions of this Agreement shall be binding upon the Lender, its administrators, successors and assigns.

This instrument embodies the entire agreement between the Company and Lender and no other evidence of such agreement has been or will be executed.

This Agreement shall be deemed to have been made under, and shall be governed by, the laws of the State of California in all respects.

IN WITNESS WHEREOF, the parties have set their hands and seal this 28th day of March, 2002.

"LENDER"

EVANGELICAL CHRISTIAN CREDIT UNION

By: /s/ Scott Reitsma

Scott Reitsma, Vice President

"COMPANY"

MINISTRY PARTNERS INVESTMENT

CORPORATION

By: /s/ Mark G. Holbrook

Mark G. Holbrook, Chairman

By: /s/ Van C. Elliott

Van C. Elliott, Secretary